                                                                                                       June 27, 2008

VIA EDGAR TRANSMISSION AND U.S. MAIL

Mr. John Hartz
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549-7010

RE:	Elizabeth Arden, Inc.
Form 10-K for the fiscal year ended June 30, 2007
File No. 001-6370

Dear Mr. Hartz:

          This letter sets forth the response of Elizabeth Arden, Inc. (the "Company" or "we" or "our") to the additional comments of the staff of the Securities and Exchange Commission (the "Commission") in a letter dated June 24, 2008, which relate to comments first raised in a letter from the Commission to the Company dated February 29, 2008, and comments subsequently raised in letters from the Commission to the Company dated April 18, 2008 and April 29, 2008. This letter supplements the responses set forth in the Company's three response letters to the Commission dated April 15, 2008 (the "April 15th Letter"), April 24, 2008 (the "April 24th Letter") and June 2, 2008 (the "June 2nd Letter", and together with the April 15th Letter and the April 24th Letter, the "Response Letters") and should be read in conjunction with the Response Letters. For ease of reference, the comments in the Commission's letter of June 24, 2008 are printed below and followed by the Company's response.
Form 10-K for the Fiscal Year Ended June 30, 2007 (the "2007 Form 10-K")

Consolidated Financial Statements

Note 19 -- Geographical Information, page 78

1.

We appreciate the information you provided in your response to comments 1-4 from our letter dated April 29, 2008. You have proposed to aggregate the North America Fragrance selling unit and EA Prestige selling unit. These two selling units have not experienced similar gross margins during two of the three most recent fiscal years. Therefore, we do not believe that these two operating segments have exhibited similar economic characteristics. We note that you have aggregated these two selling units on the basis that you believe your recent long term licensing agreement with Liz Claiborne, Inc. will eventually result in improved gross margins for North America that will be more similar to EA Prestige. However, until the two selling units have demonstrated a history of similar economic characteristics, as described in paragraph 17 of SFAS 131, we do not believe it would be appropriate to aggregate the two into a single reportable segment. As a result, please revise your future filings, beginning with your Annual Report on Form 10-K for the fiscal year ending June 30, 2008 to report your financial results on the basis of three reporting segments (North America Fragrance, International, and Other).

Mr. John Hartz
Securities and Exchange Commission
June 27, 2008

Company Response

Beginning with our Form 10-K for the fiscal year ending June 30, 2008, we will report our financial results on the basis of three reporting segments (North America Fragrance, International and Other), unless any changes in facts or circumstances otherwise warrant.

2.

We note your response to comment 3 from our letter dated April 29, 2008 in which you stated that the CODM packages you provided to us with your April 24, 2008 response letter are the "primary" monthly financial and operating information that your CODM receives. Please note that paragraph 10 of SFAS 131 makes no reference to "primary" operating results reviewed by a company's chief operating decision maker. Please confirm that the CODM packages you provided us with your April 24, 2008 response letter are the only reports regularly reviewed by your CODM for resource allocation and performance assessment purposes which provide discrete financial information for components of your company that engage in business activities from which they may earn revenues and incur expenses. If there are other reports that meet all the criteria of paragraph 10 of SFAS 131, please provide them to us for the most recent fiscal year and interim period available.

Company Response

We hereby confirm that the CODM packages that we provided with our April 24th Letter are the only reports regularly reviewed by our CODM for resource allocation and performance assessment purposes that provide discrete financial information for components of our Company that engage in business activities from which they may earn revenues and incur expenses.

          Based upon the responses provided herein and in the Response Letters, we believe that the Company has satisfied the Commission's requests.

          Please direct additional questions or comments to me at (203) 462-5739. My fax number is (203) 462-5798.

                                                                                                        Very truly yours,

                                                                                                        /s/ Stephen J. Smith
                                                                                                        Stephen J. Smith
                                                                                                        Executive Vice President
                                                                                                        and Chief Financial Officer

cc:    Lisa Haynes, Staff Accountant -- via facsimile: (202) 772-9368